Exhibit 12.1

Rexnord Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($'s in Millions)

The following table presents the ratio of earnings to fixed charges for us and our consolidated subsidiaries for each of the periods indicated. We compute the ratio of earnings to fixed charges by dividing earnings by fixed charges. For purposes of this computation, fixed charges consist of interest expense, amortization of debt discount and financing costs, the estimated interest portion of rental expense and preferred stock dividends. We estimate the interest portion of rental expense to be approximately 33%. Earnings are defined as consolidated income from continuing operations before income taxes, plus fixed charges less pretax non-controlling interests in consolidated subsidiaries with no fixed charges.

	Fiscal year ended March 31,

	2017	2016	2015	2014	2013
Earnings available for fixed charges:
Pre-tax income from continuing operations attributable to controlling interests	$82.0	$86.0	$108.6	$15.0	$62.7
Less: Pre-tax non-controlling interest loss in consolidated subsidiaries with no fixed charges	—	0.6	—	0.9	—
Fixed charges	102.9	97.5	94.4	114.8	158.6
Total earnings available for fixed charges	$184.9	$184.1	$203.0	$130.7	$221.3

Fixed Charges:
Interest expensed and capitalized (1)	$88.7	$91.4	$87.9	$109.1	$153.3
Interest (representative of rental expense) (2)	6.9	6.1	6.5	5.7	5.3
Preferred stock dividends	7.3	—	—	—	—
Total fixed charges	$102.9	$97.5	$94.4	$114.8	$158.6

Ratio of earnings to fixed charges	1.8	1.9	2.2	1.1	1.4

(1) Includes amortized premiums, discounts and capitalized expenses related to indebtedness.
(2) An estimate of the interest within rental expense (total rent expense x 33%).